Fleet


Mr. Bennett Oppenheim
Ultramed International, Inc.
1580 Lemoine Avenue, Suite 8
Fort Lee, NJ 07024


Dear Mr. Oppenheim,

Thank you for applying for a Fleet Business Credit Plus Loan. We're pleased to inform you that Utramed International, Inc. has been approved for a four year secured SBA Express Line of Credit in the amount of $48,000.00, subject to the terms and conditions of the Fleet Bank Line of Credit Agreement to be signed at closing. The interest rate for your Line of Credit will be a floating rate based on The Wall Street Journal Prime Rate plus a Margin of 3.25 percentage points. Today" effective rate is 11.75%. Your loan is to be secured by Tangible Business Assets.

Approval of this loan is subject to the following:
-- Borrower must provide insurance binder at closing, covering business assets in the amount of $48,000.00 naming Fleet Bank at P.O. Box 2984, Hartford, CT 01601-2984 as loss payee
-- Borrower is responsible for all closing costs including an SBA guaranty fee of $480 and a Fleet packaging fee of $250. At closing borrower will be required to sign an SBA Borrower Information Form and affidavits relating to personal liquidity and average sales.
-- The above conditions are required to be found satisfactory prior to funding.

We will contact you to schedule a convenient closing date and time. At the time, a Fleet Easy Business Line will be established and made accessible through your Fleet Business checking account number 9418005408. Please note that the closing must be within 90 days from the date of this letter. Monthly payments will be required equal to 2% of the principle balance outstanding (minimum $250) plus accrued interest and any other charges due. Your usage of your Line of Credit shall constitute your irrevocable and conclusive acceptance of the terms of this commitment and the Fleet Bank Line of Credit Agreement.

With the Fleet Easy Business Credit program, using your Line of Credit is simple. You take advances and make payments to your Line of Credit by calling a toll free 800 number and supplying your Fleet business checking account number and your assigned access code. The 800 number and access code will be provided to you at closing. Your transaction is complete without coming into the bank, and you know your transaction is secure because it's all done through your Fleet Business checking account.

We hope you'll find your Line of Credit to be a valuable resource for your business funding needs. If you have any questions please feel free to call me. Again, I can be reached at 201-302-0921.

Thank you for choosing Fleet Bank.

Sincerely,


Nancy Hong